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                                                                       EXHIBIT 4

Press Release

For Immediate Release
December 20, 2000


HUNTSVILLE, Ala., Dec. 20 /PRNewswire/ -- SCI Systems, Inc. (NYSE: SCI ) announced today that its Board of Directors has adopted a Shareholder Rights Plan pursuant to which all shareholders of record on January 2, 2001 will receive one right to purchase one share of SCI's common stock for each share of common stock owned on that date. Initially, the rights will be represented by a legend on the common stock certificates and will not be exercisable. The rights become exercisable to purchase common stock at a purchase price of $240 per share of SCI common stock in certain events, including the commencement of a tender offer or acquisition of 15% or more of SCI's common stock. The rights are redeemable at $.01 per right at the option of SCI.

In the event of a merger of SCI into another entity or an acquisition of 20% of SCI's common stock by any person, these rights, unless previously redeemed by SCI, will convert into a right to acquire at a discount price either the stock of the acquiring entity or additional shares of SCI's common stock.

SCI's Chief Executive Officer, A. Eugene Sapp, stated that this plan is similar to plans adopted by many publicly traded companies in recent years. He further stated that the plan is part of a continuing program by SCI's Board of Directors to have mechanisms in place that will allow the Board of Directors to respond in an orderly fashion to any unsolicited activity that may occur which, in the judgment of the SCI Board of Directors, is inadequate or unfair to SCI's shareholders.

Information regarding the plan will be mailed to Shareholders shortly.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.


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About SCI Systems, Inc.

SCI Systems, Inc. is a world-class provider of Manufacturing and Supply Chain Services. SCI delivers supply chain solutions through its global reach, dedication to quality, efficiency, and total commitment to customer service. The Company continues to pioneer new innovative end-to-end services through its commitment to being the leading e-enabled EMS services provider. "SCI -- THE e-EMS COMPANY(SM)" is dedicated to providing manufacturing and related services for the new millennium. SCI is publicly traded on the New York Stock Exchange under the symbol "SCI." The Company, headquartered in Huntsville, Alabama, operates 50 facilities located in 19 countries. SCI employs more than 34,000 people.

SOURCE: SCI Systems Inc.